UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	Annual report pursuant to section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2003

or

☐	Transition report pursuant to section 15(d) of the Securities Exchange Act of 1934

For the transition period from                                 to

Commissions file number 1-12244

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below.

New Plan Excel Realty Trust, Inc. Retirement and 401(k) Savings Plan

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.

New Plan Excel Realty Trust, Inc.

1120 Avenue of the Americas

New York, New York 10036

NEW PLAN EXCEL REALTY TRUST, INC.

RETIREMENT AND 401(k) SAVINGS PLAN

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2003

INDEPENDENT AUDITORS’ REPORT

To the Board of Trustees

New Plan Excel Realty Trust, Inc.

 Retirement and 401(k) Savings Plan

New York, New York

We have audited the accompanying statements of net assets available for benefits of New Plan Excel Realty Trust, Inc. Retirement and 401(k) Savings Plan (the “Plan’) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with United States generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental schedule of assets (held at end of year) at December 31, 2003, is presented for the purpose of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management. This supplemental information has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/SCHONBRAUN SAFRIS McCANN BEKRITSKY & CO., L.L.C.

Roseland, New Jersey
May 26, 2004

NEW PLAN EXCEL REALTY TRUST, INC.

RETIREMENT AND 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2003	2002
ASSETS

Investments (Notes 3 and 5)
American Balanced Fund	$581,755	$339,474
American Century Equity Income	1,308,233	1,180,887
American Century Small Cap Value	590,116	359,982
BlackRock Core Bonds	497,969	392,031
BlackRock Money Market	1,118,460	1,111,026
Federated Max-Cap Index	205,501	62,241
Federated Mid-Cap Index	138,537	57,687
Fidelity Advisor Dividend Growth	68,989	14,140
Fidelity Advisor Mid Cap	217,718	82,944
Growth Fund of America	413,377	133,023
Invesco Technology K	199,455	121,266
Janus Advisor Capital Appreciation	283,771	255,310
Janus Advisor Worldwide	452,176	494,295
MFS New Discovery	261,574	144,731
New Plan Excel Realty Trust, Inc.
Common Stock	1,439,121	1,020,514
Putnam International Growth	84,479	26,964
Washington Mutual Investors	806,177	603,804
	8,667,408	6,400,319

Receivables
Loans to participants	183,881	178,587
Contributions receivable:
Employee	47,652	34,498
Employer	15,247	65,553
	8,914,188	6,678,957

LIABILITIES

Other liabilities	—	13,220

NET ASSETS AVAILABLE FOR BENEFITS	$8,914,188	$6,665,737

The accompanying notes are an integral part of these financial statements.

NEW PLAN EXCEL REALTY TRUST, INC.

RETIREMENT AND 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS

AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2003

ADDITIONS

Earnings on investments
Gain on Investments (Note 3)
Realized gain	$125,591
Unrealized gain	1,224,651
Interest	8,226
Dividends (Note 5)	200,333
Other	13,220
1,572,021

Contributions
Participants’	1,295,057
Employer’s	423,125
Rollover contributions	123,520
1,841,702

Total additions	3,413,723

DEDUCTIONS

Deductions from net assets attributed to
Benefits paid to participants	1,165,272

Net change in net assets available for benefits	2,248,451

Net assets available for benefits, beginning of year	6,665,737

Net assets available for benefits, end of year	$8,914,188

The accompanying notes are an integral part of these financial statements.

NEW PLAN EXCEL REALTY TRUST, INC.

RETIREMENT AND 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

1.             DESCRIPTION OF PLAN

The New Plan Excel Realty Trust, Inc. Retirement and 401(k) Savings Plan (the “Plan”) became effective August 1, 1989, and was amended on April 1, 2002.  The following description of the Plan provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

a.             General

The Plan is a participant directed, defined contribution plan, which covers substantially all employees as defined in the Plan agreement of New Plan Excel Realty Trust, Inc. (the “Company” or the “Employer”).  Shares of common stock of New Plan Excel Realty Trust, Inc. are among the investment options offered to participants pursuant to the Plan.

b.             Contributions

Pursuant to Internal Revenue Code Section 401(k), a participant of the Plan may elect to have up to 15%, or a flat dollar amount, of his or her compensation, subject to limitations, contributed to the Plan.  The participant’s compensation, otherwise payable in cash, is reduced to reflect such election.

The Employer may contribute to the Plan amounts determined by the Employer’s Board of Directors, a discretionary matching contribution equal to a uniform percentage of the amount of employee salary reduction.

The Plan also provides for rollover contributions by participants subject to limitations defined in the Plan agreement.  Rollover contributions are comprised of contributions by new employees of benefits from other employee benefit plans.

c.             Vesting

Participants are immediately vested in their 401(k) voluntary contributions and rollover contributions, plus actual earnings thereon.  Vesting in the Employer basic contribution and earnings thereon occurs at the rate of 20% for each year of service, after the second year of service.  A participant is 100% vested after five years of credited service.

d.             Termination of Participation

All participants leaving the Plan are paid on their vested portion, as of their termination date.  Any non-vested portions of terminated participants’ account balances are considered forfeitures.

e.             Forfeitures

Forfeitures by participants as defined in the Plan document will be used to reduce the Employer’s contributions to the Plan.

f.              Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50% of their account balance.

The loan must:

(a)           bear a reasonable rate of interest, as determined by the Plan administrator,

(b)           be for a term of no more than five years or, if borrowed to purchase a principal residence, a reasonable period,

(c)           be adequately secured, and

(d)           be repaid in level installments by payroll withholding, at least quarterly.

g.             Payment of Benefits

On termination of services due to retirement, disability, or hardship a participant will receive a lump-sum amount equal to the vested interest in his or her account.  On termination due to death, benefits may be paid in a lump-sum or in installments not extending beyond five years.

h.            Administrative Fees

Commencing in 2003, administrative fees incurred by the Plan were paid by the Company.

2.             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.             Basis of Accounting

The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America and in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA), as applied to defined contribution plans.

b.             Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results could differ from those estimates.

c.             Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end.  The Employer’s stock (see Note 5) is valued at its quoted market price.  Participant notes receivable are valued at cost, which approximates fair value.  Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.

d.             Payment of Benefits

Benefits are recorded when paid.

e.             Risk and Uncertainties

The Plan provides for various investment options and participants may invest in any combination of mutual funds.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

3.             INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets at December 31:

	2003	2002

American Balanced Fund	$581,755	$339,474
American Century Equity Income	1,308,233	1,180,887
American Century Small Cap Value	590,116	359,982
BlackRock Core Bonds	497,969	392,031
BlackRock Money Market	1,118,460	1,111,206
Janus Advisor Worldwide	452,176	494,295
New Plan Excel Realty Trust, Inc. (see Note 5)	1,439,121	1,020,514
Washington Mutual Investors	806,177	603,804

During the year ended December 31, 2003, the investments of the Plan appreciated in fair value as follows:

	Proceeds	Aggregate Cost	Realized Gain

Mutual fund Investments	$2,219,625	$2,116,941	$102,684
New Plan Excel Realty Trust, Inc.
Common Stock	541,880	518,973	22,907

	$2,761,505	$2,635,914	$125,591

Unrealized Appreciation:

	Value at 1/1/03	Purchases	Increase	Value at 12/31/03

Mutual fund Investments	$5,379,805	$917,103	$931,379	$7,228,287
New Plan Excel Realty Trust, Inc.
Common Stock	1,020,514	125,335	293,272	1,439,121

	$6,400,319	$1,042,438	$1,224,651	$8,667,408

4.             INCOME TAX STATUS

An exemption from Federal income taxes under Section 501(a) of the Internal Revenue Code has been obtained by virtue of the Plan’s qualified status under Section 401(a).  The date of the latest Internal Revenue Service determination letter is August 18, 1998.

5.             RELATED PARTY TRANSACTIONS

The Plan holds an investment in shares of the Employer.  During 2003, the Plan received $91,087 in common stock dividends from the Employer.

SUPPLEMENTAL SCHEDULES

NEW PLAN EXCEL REALTY TRUST, INC.

RETIREMENT AND 401(k) SAVINGS PLAN

SCHEDULE H, LINE 4(i) - ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2003

Investment	Fair Market Value

American Balanced Fund	$581,755

American Century Equity Income	1,308,233

American Century Small Cap Value	590,116

BlackRock Core Bonds	497,969

BlackRock Money Market	1,118,460

Federated Max-Cap Index	205,501

Federated Mid-Cap Index	138,537

Fidelity Advisor Dividend Growth	68,989

Fidelity Advisor Mid Cap	217,718

Growth Fund of America	413,377

Invesco Technology K	199,455

Janus Advisor Capital Appreciation	283,771

Janus Advisor Worldwide	452,176

MFS New Discovery	261,574

New Plan Excel Realty Trust, Inc. (the Plan’s sponsor)	1,439,121

Putnam International Growth	84,479

Washington Mutual Investors	806,177

$8,667,408

Loans to participants with interest rates ranging from 5% to 9.5% per annum	$183,881

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

New Plan Excel Realty Trust, Inc. Retirement and 401(k) Savings Plan

	By:	New Plan Excel Realty Trust, Inc., as Plan Administrator

Dated: November 3, 2004	By:	/s/ Steven F. Siegel
Steven F. Siegel
Authorized Signatory

EXHIBITS

Exhibit Number	Description of Exhibit

23.1	Consent of Schonbraun Safris McCann Bekritsky & Co., L.L.C., Independent Registered Public Accounting Firm